Exhibit 15.1

The accompanying financial statements of Talicia Holdings Inc. (“THI”) are filed as an exhibit to the Annual Report on Form 20-F of RedHill Biopharma Ltd. for the fiscal year ended December 31, 2025, pursuant to Rule 3-09 of Regulation S-X of the U.S. Securities and Exchange Commission. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present the financial position of THI as of December 31, 2025 and the results of its operations, changes in stockholders' equity, and cash flows for the period from September 12, 2025 (inception) to December 31, 2025.

TALICIA HOLDINGS INC.

Report of Independent Auditors

To the Board of Directors and Shareholders of Talicia Holdings Inc.

Opinion

We have audited the accompanying financial statements of Talicia Holdings Inc. (the “Company”), which comprise the balance sheet as of December 31, 2025 and the related statements of operation, changes in equity, and cash flows for the period from September 12, 2025 (the date of the Company's incorporation) to December 31, 2025, including the related notes (collectively referred to as the  ”financial statements”).

In our opinion, the accompanying  financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from September 12, 2025 (the date of the Company's incorporation) to December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
April 27, 2026

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

TALICIA HOLDINGS INC.

BALANCE SHEET

		December 31,
	Note	2025
		U.S. dollars in thousands (except share data)
CURRENT ASSETS:
Prepaid expenses and other receivables		485
Amounts due from related parties	5,7(1)	4,997
Inventory	5,7(1)	1,185
		6,667
NON-CURRENT ASSETS:
Goodwill		1,556
Intangible asset	6	7,319
Other receivables	7(2)	1,035
		9,910
TOTAL ASSETS		16,577

CURRENT LIABILITIES:
Accrued expenses and other current liabilities		818
Amounts due to related parties	5,7(1)	3,354
		4,172

NON-CURRENT LIABILITIES:
Deferred tax liability		1,537
		1,537
TOTAL LIABILITIES		5,709

STOCKHOLDERS' EQUITY:
Common stock, $0.001 par value (1,000 shares issued)	9	*
Additional paid-in capital		12,783
Stock subscriptions receivable		(1,868)
Accumulated Deficit		(47)
TOTAL STOCKHOLDERS' EQUITY		10,868
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		16,577
* less than $1,000

The accompanying notes are an integral part of these financial statements.

TALICIA HOLDINGS INC.

STATEMENT OF OPERATION

	Note	For the period from September 12*, 2025, to December 31, 2025
		U.S. dollars in thousands
NET REVENUES		711
COST OF REVENUES		91
GROSS PROFIT		620
SELLING, MARKETING, AND GENERAL AND ADMINISTRATIVE EXPENSES	10	748
OPERATING LOSS		(128)
FINANCIAL INCOME		62
LOSS FOR THE PERIOD BEFORE TAXES		(66)
DEFERRED INCOME TAX BENEFIT	8	19
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		(47)

* The date of the Company's incorporation.

The accompanying notes are an integral part of these financial statements.

TALICIA HOLDINGS INC.

STATEMENT OF CHANGES IN EQUITY

	Common	Additional paid-in	Accumulated	Stock subscriptions	Total
	Stock	capital	Deficit	receivable	equity
	U.S. dollars in thousands
BALANCE AT SEPTEMBER 12, 2025**	—	—	—	—	—
CHANGES FOR THE PERIOD FROM SEPTEMBER 12, 2025 TO DECEMBER 31, 2025:
Issuance of shares	*	12,783	—	(1,868)	10,915
Net loss	—	—	(47)	—	(47)
BALANCE AT DECEMBER 31, 2025	*	12,783	(47)	(1,868)	10,868
*less than $1000

       ** The date of the Company's incorporation

The accompanying notes are an integral part of these financial statements.

TALICIA HOLDINGS INC.

STATEMENT OF CASH FLOWS

For the period from September 12, 2025** to December 31,
2025
U.S. dollars in thousands
OPERATING ACTIVITIES:
loss for the period	(47)
Adjustments to reconcile net loss to net cash from operating activities :
Deferred income taxes	(19)
Amortization of intangible assets	91
72
Increase in prepaid expenses and other receivables	(3,012)
Decrease in inventories	3,646
decrease in accrued expenses and other liabilities	(924)
(290)
Net cash used in operating activities	(265)
Net cash used in investing activities	—
FINANCING ACTIVITIES:
Amounts paid by RedHill Group	265
Net cash provided by financing activities	265
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	—
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	—
NON CASH TRANSACTION:	—
As for the THI formation see note 7(1)

*During the period from the Company's incorporation through December 31, 2025, the Company did not maintain an operating bank account. Accordingly, cash receipts and disbursements relating to the Company were processed through RedHill and reflected in intercompany balances. As a result, the Company did not hold cash or cash equivalents at December 31, 2025.

** The date of the Company's incorporation.

The accompanying notes are an integral part of these financial statements.

TALICIA HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	General:

Talicia Holdings Inc. (the “Company” or “THI”) was incorporated in the State of Delaware on September 12, 2025. On October 17, 2025 (the “Closing Date”), RedHill Biopharma Ltd. (“RedHill”) completed a strategic transaction with Cumberland Pharmaceuticals Inc. (“Cumberland”), pursuant to which THI was established to hold the global rights to Talicia® and to manage its commercialization activities.

Prior to the Closing Date, RedHill transferred to the Company all Talicia®-related intellectual property rights, prepaid regulatory asset, milestone and royalty receivables, U.S. commercialization operations (including employees), manufacturing and supply arrangements, and, the related inventory that was transferred to the Company at the agreed contractual transfer price (the “Talicia® Transaction”). (see Note 2).

Upon completion of the transaction, Cumberland invested $4 million in the Company in exchange for issuance of Class B common stock representing a 30% equity interest, and RedHill retained a 70% equity interest. Of this amount, $2.0 million was paid to RedHill at closing and was applied directly to settle a portion of the inventory transfer payable due to RedHill on behalf of the Company. Accordingly, this amount did not result in cash received by the Company. The remaining $2.0 million is contractually payable within 12 months of closing and is presented in the balance sheet as stock subscriptions receivable, measured at its present value as of December 31, 2025.

The Company’s governance structure provides for equal board representation and joint decision-making over relevant activities. Significant operating, strategic and budgetary decisions require the joint approval of both shareholders.

Concurrently with the closing, THI and Cumberland entered into an exclusive Joint Commercialization Agreement for Talicia® in the United States. See note 7(1).

The Company expects to fund its operations primarily through its contractual revenue share from the commercialization of Talicia®. Management believes that this source will be sufficient to support the Company’s operations for at least twelve months from the issuance date of these financial statements.

If the Company is unable to generate sufficient revenues from its collaborative arrangement and other out-licensing and supply activities, management plans to obtain financing and pursue new strategic collaborations to support the Company’s ongoing operations.

b.Approval of the financial statements:

The date of the approval of these financial statements by the Board of Directors (the "BoD") is April 27 2026.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis for presentation of the financial statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s functional currency is the U.S. dollar.

TALICIA HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Company’s formation and the Talicia® Transaction, the Company accounts for its formation in accordance with ASC 805-60, Business Combinations Joint Venture Formations, as amended by ASU 2023-05. The formation of the Company was evaluated as the formation of a joint venture and, Accordingly, the assets and liabilities transferred to the joint venture were recognized at their fair values on the formation date.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b.	Amounts due from and to related parties

Due from related parties: primarily represent amounts due from Cumberland under the Joint Commercialization Agreement, including the Company’s share of net revenues and amounts due for inventory transfers.

These receivables comprise (i) amounts due for inventory delivered to Cumberland, which are recognized upon delivery to Cumberland, and (ii) amounts due representing 50% of net revenues, which are recognized upon the underlying sale to the end customer and are subject to contractual deductions, including reimbursement of product transfer costs. Both receivables are measured at amortized cost. See note 7(2)

The Company estimates expected credit losses using a lifetime expected loss methodology in accordance with ASC 326. As the Company’s receivables arise from a single counterparty under a contractual arrangement, management evaluates collectability based primarily on the financial condition and creditworthiness of the counterparty, together with current economic conditions and reasonable and supportable forecasts. The estimate is reassessed at each reporting date.

Receivables are written off when they are deemed uncollectible.

Due to related parties: primarily represent amounts payable to RedHill Group in connection with the inventory transferred to the Company and other related arrangements.

Such amounts are initially recognized at the contractual amount due and are subsequently measured at amortized cost.

The Company evaluates these balances to determine whether they are short-term in nature and therefore approximate their fair value.

c.	Inventory

Inventory presented on the balance sheet consists of raw materials and finished goods. Inventory is stated at the lower of cost or net realizable value in accordance with ASC 330. Cost is determined using the first-in, first-out (FIFO) method. Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion and disposal. The Company evaluates inventory for excess, obsolete, or slow-moving items and records write-downs when appropriate.

TALICIA HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.	Intangible assets

Licenses

The Company’s intangible assets represent intellectual property and commercialization rights related to Talicia®, which were recognized in October 2025 in connection with the Company's formation as described in note 1.

In accordance with ASC 805-60 and ASC 805-20, the intangible assets were recognized as of the formation date, at their fair values.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The useful life of the Talicia® intellectual property and commercialization rights is determined based on the expected period of commercial benefit, including patent protection and regulatory exclusivity.

The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

e.	Collaborative arrangements

The Company’s agreement with Cumberland is a collaborative arrangement within the scope of ASC 808, Collaborative Arrangements. For aspects of the arrangement that are analogous to a contract with a customer, the Company applies ASC 606 by analogy. Amounts recognized on this basis are presented as collaboration revenues.

Joint Commercialization Agreement (U.S.)

Under the Joint Commercialization Agreement, the Company granted Cumberland an exclusive license to commercialize Talicia® in the United States. Cumberland is primarily responsible for commercializing and selling Talicia® to end customers in the United States and is therefore considered the principal for such sales. Accordingly, the Company recognizes as collaboration revenue its contractual 50% share of Cumberland’s net revenue, as defined in the agreement. This amount represents royalty-based consideration and is recognized when the underlying third-party sales occur. Amounts recovered from Cumberland for inventory transferred to Cumberland are not presented as gross revenue; rather, such amounts are reflected on a net basis against the related cost of sales. All other costs and expenses incurred by the Company are expensed as incurred.

f.    The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Deferred tax liabilities and assets are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

g. Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

TALICIA HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities. Actual results could differ from those estimates.

NOTE 4 - FINANCIAL  INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

a.	Financial risk management:
1)	Financial risk factors

The Company’s financial instruments consist primarily of receivables and payables. The Company is exposed to credit risk and liquidity risk in the normal course of its operations.

(2)	Credit risk

Credit risk arises primarily from amounts due from Cumberland under the Joint Commercialization Agreement and related arrangements. The Company’s credit exposure is substantially concentrated with a single counterparty. Management monitors the counterparty’s financial condition and settlement activity on an ongoing basis and determined that no material expected credit losses are required as of December 31, 2025.

(3)	Liquidity risk

Liquidity risk arises from the Company’s need to meet its financial obligations as they become due. The Company’s financial liabilities consist primarily of short-term accrued expenses and amounts due to related parties.

The Company expects to meet its liquidity needs primarily from  its contractual revenue share under the Joint Commercialization Agreement and from amounts receivable under related agreements.

(4) Customer and supplier concentration

Substantially all of the Company’s revenues for the year ended December 31, 2025 were derived from a single customer, Cumberland. In addition, The Company is dependent on a single key supplier for a significant portion of its operations.

b.	Fair value estimation

The carrying amount of other receivables and accrued expenses approximate their fair value either due to their short-term characteristics or, for certain obligations, following the recognition at fair value upon formation.

TALICIA HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – RELATED PARTIES:

The following table presents balances due from and to related parties as of December 31, 2025:

December 31,
2025
U.S. dollars in thousands
Assets:
Due from RedHill group	258
Amounts due from Cumberland:
Inventory transfer balance	3,103
Gross 50% Revenue share receivable (see Note 7(1))	1,332
Other receivable	304
4,997
Liabilities :
Amounts due to RedHill group:
Other liabilities due to RedHill group	523
Inventory transfer balance due to RedHill group (1)	2,831
3,354

(1)	The decrease in the inventory transfer balance due to RedHill from its initial contractual amount reflects a partial settlement effected at closing through the application of consideration received from Cumberland.

Stock subscriptions receivable from Cumberland is presented separately within stockholders’ equity in the balance sheet and therefore is not included in due from related parties.

NOTE 6 - INTANGIBLE ASSETS:

a.

The Company’s intangible assets represent the intellectual property and commercialization rights related to Talicia®, which were recognized in October 2025 in connection with the Company’s formation and the related Talicia® transaction. The asset was initially measured at its fair value as of the formation date. It is amortized on a straight-line basis over its estimated useful life.

The changes in the intangible assets are as follows:

For the period from September 12*, 2025, to December 31, 2025
Cost:	U.S. dollars in thousands
Balance at beginning of year	—
Additions during the year (upon Incorporation)	7,410
Balance at end of year	7,410
Accumulated amortization:
Balance at beginning of year	—
Amortization charges	(91)
Balance at end of year	(91)
7,319

* The date of the Company's incorporation

b.

The useful life of the Talicia® rights is expected to extend through 2042, reflecting the remaining period of expected economic benefit, including patent protection and regulatory exclusivity. Amortization

TALICIA HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

expense is included within operating expenses in the Statement of Operations. As of December 31, 2025, no impairment indicators were identified, and no impairment loss was recorded.

c.	Future Amortization: The estimated future amortization expenses for the next five years are as follows:

Future Amortization:
Year Ended December 31,	U.S. dollars in thousands
2026	442
2027	442
2028	442
2029	442
2030	442
Thereafter	5,109
Total	7,319

NOTE 7 – SIGNIFICANT AGREEMENTS:

1.	Formation of the Company

In October 2025, the Company entered into a strategic transaction with RedHill and Cumberland in connection with the Company’s formation, the transfer of the Talicia® business, and Cumberland’s equity investment.

On the Closing Date, the Company issued a 30% equity interest to Cumberland in exchange for total consideration of $4.0 million. Of this amount, $2.0 million was paid at closing directly to RedHill and applied to settle a portion of the inventory transfer payable owed by the Company. Accordingly, no cash was received by the Company in respect of this amount. The remaining $2.0 million is contractually payable within 12 months of closing and was recognized at its present value and presented in the balance sheet as stock subscriptions receivable, as a reduction of stockholders’ equity.

Following the transaction, RedHill holds 70% and Cumberland holds 30% of the outstanding equity of the Company. The Company’s governance structure provides for equal board representation and joint decision-making over relevant activities. Significant operating, strategic and budgetary decisions require the joint approval of both shareholders.

In connection with the transaction, RedHill transferred to the Company all Talicia®-related assets, including intellectual property rights, manufacturing arrangements, and all future proceeds and receivables related to the agreement with Gaelan (see note 7(3)).

Accounting treatment:

The Company accounts for its formation in accordance with ASC 805-60, Business Combinations Joint Venture Formations, as amended by ASU 2023-05. The formation of the Company was evaluated as the formation of a joint venture and, accordingly, the assets and liabilities transferred to the joint venture were recognized at their fair values on the formation date, rather than at the historical carrying amounts in the accounts of the transferring entity.

The Company recorded a liability of approximately $4.8 million in connection with the inventory acquired from RedHill, which is presented within Due to related parties. As of December 31, 2025, the outstanding balance of this liability was $2.8 million. In addition, the Company recognized a deferred tax liability of $1.6 million for the difference arising between the carrying amount of the transferred assets, recorded at fair value, and their tax basis, with a corresponding amount recognized as goodwill.

TALICIA HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Assets and liabilities recognized at the formation date:

Assets :
Prepaid expenses and other receivables	1,538
Inventory	4,831
Amounts due from related parties	2,000
Goodwill	1,556
Intangible asset	7,410
17,335
Liabilities :
Deferred tax liability	1,556
Amounts due to related parties	4,831
6,387
2.	Co-commercialization agreement

Under this agreement, THI granted Cumberland an exclusive right to commercialize and market Talicia® in the United States, and certain decisions relating to the commercialization of Talicia® in the United States are subject to joint decision-making. Cumberland is responsible for commercialization activities, and THI is entitled to 50% of net revenues generated by Cumberland from third-party sales, subject to contractual deductions, including reimbursement of product transfer costs (“Revenue Share”). This Revenue Share is recognized as collaboration revenue and represents royalty-based consideration under the collaborative arrangement.

For the period from September 12, 2025 (The date of the Company's incorporation) through December 31, 2025, the Company’s contractual 50% share of Cumberland's net revenues was $1.3 million. Of this amount, $0.6 million represented reimbursement of the Company's inventory costs, which was reflected on a net basis against cost of sales as described in Note 2(e), and $0.7 million was recognized as collaboration revenue in the Statement of Operations. The Company also recognized an immaterial amount of royalty revenue from third parties unrelated to the Joint Commercialization Agreement.

Under the terms of the agreement, Net Revenue reflects gross sales less applicable Gross-to-Net (GTN) deductions, including rebates, chargebacks, distribution fees, returns, and other customary allowances. These deductions are based on estimates of variable consideration.

The Company recognizes as collaboration revenue its contractual 50% share of Net Revenue, as defined in the agreement. This amount represents royalty-based consideration and is recognized when the underlying third-party sales occur. Amounts recovered from Cumberland for inventory transferred to Cumberland are not presented as gross revenue; rather, such amounts are reflected on a net basis against the related cost of sales.

                  Outlicensing agreement:

a.	Background and Assignment

In October 2021, RedHill entered into a license agreement with Gaelan Medical Trade LLC (“Gaelan”) for Talicia® in the United Arab Emirates (“UAE”), which was subsequently amended in September 2025 to expand the licensed territory to additional countries in the Gulf Cooperation Council (“GCC”). Under the arrangement, Gaelan is obligated to make certain payments, including minimum royalty commitments, milestone payments, and tiered royalties based on net sales in the licensed territories.

TALICIA HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Talicia® transaction described in Note 1, the Company obtained the rights to all future proceeds and receivables under the Gaelan arrangement. RedHill retained certain receivables existing as of the transaction date.

Additionally, under a related supply agreement, the Company assumed the obligation to act as the exclusive manufacturer and supplier of Talicia® to Gaelan. The Company accounts for the license rights and the manufacturing and supply services as distinct performance obligations in accordance with ASC 606.

b.	Accounting and Measurement of the Gaelan Receivable

As of the formation date, the Company recognized the transferred rights to guaranteed future proceeds under other receivables at their fair value in the accounts of the transferring entity at the date of transfer, consistent with the accounting for formation in accordance with ASC 805-60, Business Combinations Joint Venture Formations, as amended by ASU 2023-05. The fair value represents the present value of the expected future cash flows.

Subsequent to initial recognition, this receivable is accounted for on an amortized cost basis. Accretion of the discount is recognized in financial income (expense), net, using the effective interest method. The Company evaluates the receivable for collectability and updates estimates of expected cash flows when facts and circumstances change.

NOTE 8- INCOME TAXES:

The Company is incorporated in the U.S. and is taxed under U.S. tax laws. The applicable corporate tax rate is 21%.

As of December 31, 2025, the Company recorded a deferred tax liability of $1.5 million, related to intangible assets transferred from RedHill as part of the business combination. Such intangible assets were recorded by the Company at fair value for financial reporting purposes, while no corresponding tax basis was recognized for income tax purposes.

During the period ended December 31, 2025, the deferred tax liability decreased by $19 thousand, due to the amortization of the intangible asset in the financial statements, and the resulting deferred tax benefit was recognized as a component of income tax expense in the statement of operations.

As of December 31, 2025, the Company had no deferred tax assets.

NOTE 9 - SHARE CAPITAL:

a.	Authorized Share Capital

The Company is authorized to issue 1,000,000 shares of common stock, par value $0.001 per share, consisting of:

(i)	700,000 shares of Class A Common Stock; and
(ii)	300,000 shares of Class B Common Stock.

b.	Rights and Privileges

The rights, preferences, and privileges of Class A and Class B Common Stock are identical in all respects.

TALICIA HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.	Issued and Outstanding Shares

As of December 31, 2025, 1,000 shares were issued and outstanding:

700 shares of Class A Common Stock, all held by RedHill; and

300 shares of Class B Common Stock, all held by Cumberland.

d.	Issuance of Shares

In October 2025, 700 shares of Class A Common Stock were issued to RedHill in connection with the contribution of Talicia®-related assets to the Company. Following the initial issuance, 300 shares of Class B Common Stock were issued to Cumberland for total consideration of $4.0 million. The consideration received was allocated between par value and additional paid-in capital.

NOTE 10 - SELLING, MARKETING, AND GENERAL AND ADMINISTRATIVE EXPENSES

For the period from September 12 ,2025* to December 31, 2025
U.S. dollars in thousands
Payroll and related expenses	326
Professional services	389
Other	33
* The date of the Company's incorporation.	748